Mail Stop 3561

November 2, 2005

By Facsimile and U.S. Mail

Mr. George Horowitz
Chairman and CEO
Everlast Worldwide, Inc.
1350 Broadway, Suite 2300
New York, NY 10018

> **Re:** **Everlast Worldwide, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2004**
> **Filed on March 28, 2005**
> **File No. 0-25918**

Dear Mr. Horowitz:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Michael Moran
Accounting Branch Chief